March 30, 2012	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: The Managers Funds (Registration Nos. 002-84012 and 811-03752)

Dear Mr. Ganley:

I am writing on behalf of The Managers Funds (the “Trust”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 88 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on January 31, 2012, relating to the Managers Special Equity Fund, the Managers Bond Fund and the Managers Global Income Opportunity Fund, each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comment. The Staff’s comment and the Trust’s response are set forth below.

1. Comment: In light of the use of the word “global” in the name of Managers Global Income Opportunity Fund (the “Fund”), please provide further disclosure describing how the Fund intends to operate in a manner consistent with its name. The Fund may satisfy this disclosure requirement by disclosing that it is a policy of the Fund to, under normal circumstances, invest at least 40% of its assets outside the United States. The Fund may also satisfy this disclosure requirement by disclosing, in some other fashion, how the Fund will have significant exposure to foreign investments.

Response: The Fund will disclose its policy to invest, under normal conditions, at least 40% of its assets, plus the amount of any borrowings for investment purposes, in investments of non-U.S. issuers.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda

cc : Michael Ponder, Esq.